Canada Goose Holdings Inc.
Condensed Consolidated Interim Financial Statements
As at and for the third and three quarters ended
December 31, 2023 and January 1, 2023
(Unaudited)

Condensed Consolidated Interim Statements of Income
(unaudited)
(in millions of Canadian dollars, except per share amounts)

		Third quarter ended		Three quarters ended
	Notes	December 31, 2023	January 1, 2023	December 31, 2023	January 1, 2023
			Reclassified		Reclassified
		$	$	$	$

Revenue	4	609.9	576.7	975.8	923.8
Cost of sales	7	160.2	160.3	291.4	298.9
Gross profit		449.7	416.4	684.4	624.9
Selling, general & administrative expenses		250.9	225.7	583.0	494.9
Operating income		198.8	190.7	101.4	130.0
Net interest, finance and other costs	11	14.8	2.4	42.9	31.9
Income before income taxes		184.0	188.3	58.5	98.1
Income tax expense		52.6	50.8	8.0	19.2
Net income		131.4	137.5	50.5	78.9

Attributable to:
Shareholders of the Company		130.6	134.9	53.4	75.8
Non-controlling interest		0.8	2.6	(2.9)	3.1
Net income		131.4	137.5	50.5	78.9

Earnings per share attributable to shareholders of the Company
Basic	5	$1.30	$1.28	$0.52	$0.72
Diluted	5	$1.29	$1.28	$0.52	$0.72
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 1 of 35

Condensed Consolidated Interim Statements of Comprehensive Income
(unaudited)
(in millions of Canadian dollars, except per share amounts)

		Third quarter ended		Three quarters ended
	Notes	December 31, 2023	January 1, 2023	December 31, 2023	January 1, 2023
		$	$	$	$
Net income		131.4	137.5	50.5	78.9

Other comprehensive (loss) income
Items that will not be reclassified to earnings, net of tax:
Actuarial (loss) gain on post-employment obligation		(0.1)	—	(0.3)	1.0
Items that may be reclassified to earnings, net of tax:
Cumulative translation adjustment gain		6.7	22.5	0.2	10.7
Net (loss) gain on derivatives designated as cash flow hedges	16	(7.5)	(4.6)	(1.5)	4.5
Reclassification of net loss (gain) on cash flow hedges to income	16	0.1	3.4	(0.9)	4.9
Other comprehensive (loss) income		(0.8)	21.3	(2.5)	21.1
Comprehensive income		130.6	158.8	48.0	100.0

Attributable to:
Shareholders of the Company		129.7	156.6	51.6	96.9
Non-controlling interest		0.9	2.2	(3.6)	3.1
Comprehensive income		130.6	158.8	48.0	100.0
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 2 of 35

Condensed Consolidated Interim Statements of Financial Position
(unaudited)
(in millions of Canadian dollars)

	Notes	December 31, 2023	January 1, 2023	April 2, 2023
Assets		$	$	$
Current assets
Cash		154.3	344.2	286.5
Trade receivables	3, 6	144.5	120.9	50.9
Inventories	3, 7	478.4	482.0	472.6
Income taxes receivable		8.1	5.7	0.9
Other current assets	15	61.0	58.3	52.3
Total current assets		846.3	1,011.1	863.2

Deferred income taxes		90.3	67.7	67.5
Property, plant and equipment	3	177.2	128.5	156.0
Intangible assets		132.1	132.9	135.1
Right-of-use assets	3, 8	272.7	275.6	291.8
Goodwill	3	76.5	65.0	63.9
Other long-term assets	15	6.8	22.2	12.5
Total assets		1,601.9	1,703.0	1,590.0

Liabilities
Current liabilities
Accounts payable and accrued liabilities	3, 9, 15	268.8	262.0	195.6
Provisions	10	55.0	46.6	21.6
Income taxes payable		14.5	31.8	31.5
Short-term borrowings	11	38.7	52.4	27.6
Current portion of lease liabilities	3, 8	76.4	66.6	76.1
Total current liabilities		453.4	459.4	352.4

Provisions	10	37.2	36.7	36.5
Deferred income taxes		13.6	22.2	16.4
Revolving Facility	11	—	—	—
Term Loan	11	381.0	393.4	391.6
Lease liabilities	3, 8	244.9	250.3	258.7
Other long-term liabilities	15	70.9	42.9	56.9
Total liabilities		1,201.0	1,204.9	1,112.5

Equity	12
Equity attributable to shareholders of the Company		396.5	484.1	469.5
Non-controlling interests		4.4	14.0	8.0
Total equity		400.9	498.1	477.5
Total liabilities and equity		1,601.9	1,703.0	1,590.0
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 3 of 35

Condensed Consolidated Interim Statements of Changes in Equity
(unaudited)
(in millions of Canadian dollars)

		Share capital			Contributed surplus	Retained earnings	Accumulated other comprehensive income (loss)	Total attributable to shareholders	Non-controlling interest	Total
	Notes	Multiple voting shares	Subordinate voting shares	Total
		$	$	$	$	$	$	$	$	$
Balance at April 2, 2023		1.4	117.3	118.7	28.5	316.5	5.8	469.5	8.0	477.5
Normal course issuer bid purchase of subordinate voting shares	12	—	(13.6)	(13.6)	—	(96.9)	—	(110.5)	—	(110.5)
Normal course issuer bid purchase of subordinate voting shares held for cancellation	12	—	(0.3)	(0.3)	—	(2.0)	—	(2.3)	—	(2.3)
Liability to broker under automatic share purchase plan	12	—	—	—	(23.1)	—	—	(23.1)	—	(23.1)
Issuance of shares	12	—	4.0	4.0	(3.9)	—	—	0.1	—	0.1
Net income (loss)		—	—	—	—	53.4	—	53.4	(2.9)	50.5
Other comprehensive loss		—	—	—	—	—	(1.8)	(1.8)	(0.7)	(2.5)
Share-based payment	13	—	—	—	11.2	—	—	11.2	—	11.2
Balance at December 31, 2023		1.4	107.4	108.8	12.7	271.0	4.0	396.5	4.4	400.9

Balance at April 3, 2022		1.4	117.1	118.5	36.2	290.4	(17.2)	427.9	—	427.9
Non-controlling interest on business combination		—	—	—	—	—	—	—	10.9	10.9
Put option for non-controlling interest		—	—	—	—	(21.5)	—	(21.5)	—	(21.5)
Normal course issuer bid purchase of subordinate voting shares	12	—	(1.5)	(1.5)	—	(14.6)	—	(16.1)	—	(16.1)
Normal course issuer bid purchase of subordinate voting shares held for cancellation	12	—	(0.2)	(0.2)	—	(1.6)	—	(1.8)	—	(1.8)
Liability to broker under automatic share purchase plan	12	—	—	—	(12.5)	—	—	(12.5)	—	(12.5)
Issuance of shares	12	—	2.7	2.7	(2.7)	—	—	—	—	—
Net income		—	—	—	—	75.8	—	75.8	3.1	78.9
Other comprehensive income		—	—	—	—	—	21.1	21.1	—	21.1
Share-based payment	13	—	—	—	11.2	—	—	11.2	—	11.2
Balance at January 1, 2023		1.4	118.1	119.5	32.2	328.5	3.9	484.1	14.0	498.1
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 4 of 35

Condensed Consolidated Interim Statements of Cash Flows
(unaudited)
(in millions of Canadian dollars)

		Third quarter ended		Three quarters ended
	Notes	December 31, 2023	January 1, 2023	December 31, 2023	January 1, 2023
		$	$	$	$
Operating activities
Net income		131.4	137.5	50.5	78.9
Items not affecting cash:
Depreciation and amortization		32.2	27.0	92.0	79.2
Income tax expense		52.6	50.8	8.0	19.2
Interest expense	11	11.8	8.7	32.1	24.9
Foreign exchange (gain) loss		(1.4)	(14.9)	(1.9)	4.3
Loss (gain) on disposal of assets		0.1	—	0.1	(0.1)
Share-based payment	13	4.3	4.2	11.5	11.2
Remeasurement of put option	15	4.9	(0.5)	15.7	1.2
Remeasurement of contingent consideration	15	(1.9)	(2.2)	(4.9)	(5.9)
		234.0	210.6	203.1	212.9
Changes in non-cash operating items	17	134.0	154.6	(32.2)	(48.1)
Income taxes paid		(7.6)	(5.6)	(56.6)	(31.9)
Interest paid		(12.1)	(8.6)	(32.5)	(23.6)
Net cash from operating activities		348.3	351.0	81.8	109.3
Investing activities
Purchase of property, plant and equipment		(15.1)	(12.6)	(46.3)	(22.9)
Investment in intangible assets		(0.2)	(0.2)	(0.7)	(0.9)
Initial direct costs of right-of-use assets	8	—	—	(0.4)	(0.4)
Net cash (outlfow) inflow from business combination	3	(12.3)	—	(12.3)	2.8
Net cash used in investing activities		(27.6)	(12.8)	(59.7)	(21.4)
Financing activities
Mainland China Facilities (repayments) borrowings	11	(38.2)	(8.4)	(0.5)	15.7
Japan Facility (repayments) borrowings	11	(3.7)	3.4	11.7	13.1
Term Loan repayments	11	(1.0)	(1.0)	(3.0)	(3.0)
Revolving Facility repayments	11	(86.3)	(55.9)	—	(0.5)
Transaction costs on financing activities	11	0.1	—	(0.2)	—
Normal course issuer bid purchase of subordinate voting shares	12	(54.3)	(16.1)	(111.7)	(16.1)
Principal payments on lease liabilities	8	(21.0)	(17.2)	(49.7)	(44.5)
Issuance of shares	13	—	—	0.1	—
Net cash used in financing activities		(204.4)	(95.2)	(153.3)	(35.3)
Effects of foreign currency exchange rate changes on cash		0.5	4.1	(1.0)	3.9
Increase (decrease) in cash		116.8	247.1	(132.2)	56.5
Cash, beginning of period		37.5	97.1	286.5	287.7
Cash, end of period		154.3	344.2	154.3	344.2
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 5 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 1.     The Company
Organization
Canada Goose Holdings Inc. and its subsidiaries (the “Company”) design, manufacture, and sell performance luxury apparel for men, women, youth, children, and babies. The Company’s product offerings include various styles of parkas, lightweight down jackets, rainwear, windwear, apparel, fleece, footwear, and accessories for the fall, winter, and spring seasons. The Company’s head office is located at 100 Queens Quay East, Toronto, Canada, M5E 1V3. The use of the terms “Canada Goose”, “we”, and “our” throughout these notes to the condensed consolidated interim financial statements ("Interim Financial Statements") refer to the Company.
Canada Goose is a public company listed on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol “GOOS”. The principal shareholders of the Company are investment funds advised by Bain Capital LP and its affiliates (“Bain Capital”), and DTR LLC ("DTR"), an entity indirectly controlled by the Chairman and Chief Executive Officer of the Company. The principal shareholders hold multiple voting shares representing 51.9% of the total shares outstanding as at December 31, 2023, or 91.5% of the combined voting power of the total voting shares outstanding. Subordinate voting shares that trade on public markets represent 48.1% of the total shares outstanding as at December 31, 2023, or 8.5% of the combined voting power of the total voting shares outstanding.
Statement of compliance
The Interim Financial Statements are prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Certain information, which is considered material to the understanding of the Interim Financial Statements and is normally included in the audited annual consolidated financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB, is not provided in these notes. These Interim Financial Statements should be read in conjunction with the Company's audited annual consolidated financial statements for the year ended April 2, 2023.
The Interim Financial Statements were authorized for issuance in accordance with a resolution of the Company’s Board of Directors on January 31, 2024.
Fiscal year
The Company's fiscal year is a 52 or 53-week reporting cycle with the fiscal year ending on the Sunday closest to March 31. Each fiscal quarter is 13 weeks for a 52-week fiscal year. Fiscal 2024 is a 52-week fiscal year.
Operating segments
The Company classifies its business in three operating and reportable segments: Direct-to-Consumer ("DTC"), Wholesale, and Other. The DTC segment comprises sales through country-specific e-Commerce platforms available across numerous markets, which includes the newly launched recommerce platform Canada Goose Generations, currently available in the United States and Canada, and our Company-owned retail stores located in luxury shopping locations.
The Wholesale segment comprises sales made to a mix of retailers and international distributors, who are partners that have exclusive rights to an entire market. The Wholesale segment includes the introduction of travel retail in the second quarter of fiscal 2024.

Canada Goose Holdings Inc.	Page 6 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The Other segment comprises sales and costs that do not occur through the DTC or Wholesale segments, such as sales to employees, friends and family sales, selling, general, and administrative (“SG&A”) expenses, and results from the newly acquired Paola Confectii business (see "Note 3. Business Combinations" for details and definitions). The Other segment includes the cost of marketing expenditures to build brand awareness across all segments, management overhead costs in support of manufacturing operations, other corporate costs, and foreign exchange gains and losses not specifically associated with DTC or Wholesale segment operations.
Seasonality
Our business is seasonal, and we have historically realized a significant portion of our Wholesale revenue and operating income in the second and third quarters of the fiscal year and DTC revenue and operating income in the third and fourth quarters of the fiscal year. Thus, lower-than-expected revenue in these periods could have an adverse impact on our annual operating results.
Cash flows from operating activities are typically highest in the third and fourth quarters of the fiscal year due to revenue from the DTC segment and the collection of trade receivables from Wholesale revenue earlier in the year. Working capital requirements typically increase as inventory builds. Borrowings have historically increased in the first and second quarters and been repaid in the third quarter of the fiscal year.
Note 2.    Material accounting policy information and critical accounting estimates and judgments
Basis of presentation
The accounting policies and critical accounting estimates and judgments as disclosed in the Company's audited annual financial statements for the year ended April 2, 2023 have been applied consistently in the preparation of these Interim Financial Statements except as noted below. The Interim Financial Statements are presented in Canadian dollars, the Company’s functional and presentation currency.
Certain comparative figures have been reclassified to conform with the current year presentation, where foreign exchange gains and losses related to the outstanding principal balance on the Term Loan, net of hedging, are reflected in the presentation of net interest, finance and other costs as outlined below (see "Note 11. Borrowings" for details and definitions); previously this was presented in SG&A expenses. This change was made to present all financing costs related to the Term Loan within the same financial statement caption in the consolidated interim statements of income. For the third and three quarters ended January 1, 2023, we reclassified foreign exchange gains of $3.6m and losses of $11.7m, respectively. This reclassification did not impact net income, earnings per share, or the consolidated interim statement of financial position in the comparative quarter.
Principles of consolidation
The Interim Financial Statements include the accounts of the Company and its subsidiaries and those investments over which the Company has control. All intercompany transactions and balances have been eliminated.

Canada Goose Holdings Inc.	Page 7 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Standards issued and not yet adopted
Certain new standards, amendments, and interpretations to existing IFRS standards have been published but are not yet effective and have not been adopted early by the Company. Management anticipates that pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments, and interpretations is provided below.
In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements to clarify its requirements for the presentation of liabilities in the statement of financial position. The limited scope amendment affected only the presentation of liabilities in the statement of financial position and not the amount or timing of its recognition. The amendment clarified that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period and specified that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. It also introduced a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. On October 31, 2022, the IASB issued Non-Current Liabilities with Covenants (Amendments to IAS 1). These amendments specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. These amendments are effective for annual reporting periods beginning on or after January 1, 2024. Earlier application is permitted. The Company is assessing the potential impact of the amendment.
Standards issued and adopted
In February 2021, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, IFRS Practice Statement 2, Making Materiality Judgements and IAS 8, Accounting Polices, Changes in Accounting Estimates and Errors. The amendments require the disclosure of material accounting policy information rather than disclosing significant accounting policies and clarified how to distinguish changes in accounting policies from changes in accounting estimates. Beginning April 3, 2023, the Company adopted the amendments. The adoption of the amendments did not have a material impact on the Interim Financial Statements.
In May 2023, the IASB issued International Tax Reform, Pillar Two Model Rules, Amendments to IAS 12, Income Taxes (the “Amendments”). The Amendments provide the Company with an exception from recognition and disclosure requirements for deferred tax assets and liabilities arising from the Organization for Economic Co-operation and Development (“OECD”) Pillar Two international tax reform. Upon issuance of the Amendments, the temporary exception has been adopted by the Company as at July 2, 2023. The disclosure requirements for current tax expense and the disclosures for enacted legislation but not yet effective are required for annual reporting periods beginning on or after January 1, 2023, but are not required for any interim period ending on or before December 31, 2023.
Note 3.    Business combination
On November 1, 2023, a newly incorporated subsidiary of the Company, Paola Confectii Manufacturing Limited (“Paola Confectii”), acquired the business of Paola Confectii SRL, a luxury knitwear manufacturer for total cash consideration of $16.4m, subject to pricing adjustments. This acquisition is expected to enhance product margins and supply control, while deepening in-house product expertise and capability.
Management determined that the assets and substantive processes comprised a business and therefore accounted for the transaction as a business combination under IFRS 3, Business

Canada Goose Holdings Inc.	Page 8 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Combinations using the acquisition method of accounting. Under the acquisition method, assets and liabilities of the acquiree are recorded at their fair values.
Assets acquired and liabilities assumed have been recorded at the date of acquisition as follows:

$
Assets acquired
Trade receivables	7.1
Inventories	1.6
Property, plant and equipment	2.6
Right-of-use assets	1.2
Goodwill	13.5
Accounts payable and accrued liabilities	(8.4)
Lease liability	(1.2)
Total assets acquired, net of liabilities assumed	16.4
Final valuations on the fair value of certain assets and liabilities as well as the identification of intangible assets is not yet complete due to the inherent complexity associated with the valuations. Therefore, the purchase price allocation is preliminary and is subject to adjustment upon completion of the valuation process.
At the date of acquisition, goodwill of $13.5m was initially recognized as the excess of the acquisition cost over the fair value of net identifiable assets at the date of acquisition. Goodwill is mainly attributable to the strengthening of our vertically integrated supply chain and expected future growth potential of the knitwear category. The goodwill balance is preliminary and will be finalized upon completion of the valuation process. Goodwill recognized is not expected to be deductible for income tax purposes.
In connection with the business combination, subject to the controlling shareholders of Paola Confectii SRL ("PCML Vendors") remaining employees through November 1, 2025, a further amount is payable to the PCML Vendors if certain performance conditions are met based on financial results (“Earn-Out”). The estimated value is calculated as a pre-determined percentage of net equity value, determined as a multiple of EBITDA and EBITDA margin for the fiscal year ending March 30, 2025, subject to a floor, less net debt adjustments. As at the date of acquisition, the estimated value of the payout was $6.6m. The Company recognized the amount payable to the PCML Vendors as a separate transaction that was not included in applying the acquisition method as the amount reflects remuneration for future services to be performed conditional on employment until November 1, 2025, and therefore this amount will be expensed over two years.
The Company incurred $0.8m in transaction related costs which are included in SG&A expenses in the consolidated statements of income and comprehensive income for the three quarters ended December 31, 2023.
Paola Confectii’s results are consolidated into the Company’s financial results effective from the date of acquisition and are presented in the Company’s Other operating segment. Paola Confectii's results for the three quarters ended December 31, 2023 are not considered material to these consolidated financial statements. Pro forma disclosures as if Paola Confectii was acquired at the beginning of the fiscal year have not been presented as they are not considered material to these consolidated financial statements.

Canada Goose Holdings Inc.	Page 9 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The PCML Vendors are employed as members of key management and continue to lead and maintain regular operations at Paola Confectii. The Earn-Out to the PCML Vendors and transactions with one of the PCML Vendors in connection with the acquisition for the lease of the manufacturing facility are related party transactions as they have been retained as employees of the Company. See "Note 14. Related Party Transactions" for more details.
Note 4.    Segment information
The Company has three reportable operating segments: DTC, Wholesale, and Other. The Company measures each reportable operating segment’s performance based on revenue and segment operating income (loss), which is the profit metric utilized by the Company's chief operating decision maker, the Chairman and Chief Executive Officer, for assessing the performance of operating segments. Our operating segments are not reliant on any single external customer.
The Company does not report total assets or total liabilities based on its reportable operating segments.

	Third quarter ended December 31, 2023
(in millions of Canadian dollars)	DTC	Wholesale	Other	Total
	$	$	$	$
Revenue	514.0	81.8	14.1	609.9
Cost of sales	110.4	38.1	11.7	160.2
Gross profit	403.6	43.7	2.4	449.7
SG&A expenses	116.5	17.8	116.6	250.9
Operating income (loss)	287.1	25.9	(114.2)	198.8
Net interest, finance and other costs				14.8
Income before income taxes				184.0

	Third quarter ended January 1, 2023
(in millions of Canadian dollars)	DTC	Wholesale	Other	Total
	$	$	$	$
Revenue	450.2	114.4	12.1	576.7
Cost of sales	99.1	53.8	7.4	160.3
Gross profit	351.1	60.6	4.7	416.4
SG&A expenses (reclassified)[1]	92.3	21.8	111.6	225.7
Operating income (loss) (reclassified)	258.8	38.8	(106.9)	190.7
Net interest, finance and other costs (reclassified)				2.4
Income before income taxes				188.3
1See "Note 2. Material accounting policy information and critical accounting estimates and judgments" for more details on the reclassification of SG&A.

Canada Goose Holdings Inc.	Page 10 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

	Three quarters ended December 31, 2023
(in millions of Canadian dollars)	DTC	Wholesale	Other	Total
	$	$	$	$
Revenue	679.2	270.9	25.7	975.8
Cost of sales	151.2	120.7	19.5	291.4
Gross profit	528.0	150.2	6.2	684.4
SG&A expenses	234.6	51.2	297.2	583.0
Operating income (loss)	293.4	99.0	(291.0)	101.4
Net interest, finance and other costs				42.9
Income before income taxes				58.5

	Three quarters ended January 1, 2023
(in millions of Canadian dollars)	DTC	Wholesale	Other	Total
	$	$	$	$
Revenue	579.8	328.3	15.7	923.8
Cost of sales	130.4	158.8	9.7	298.9
Gross profit	449.4	169.5	6.0	624.9
SG&A expenses (reclassified)[1]	184.0	51.0	259.9	494.9
Operating income (loss) (reclassified)	265.4	118.5	(253.9)	130.0
Net interest, finance and other costs (reclassified)				31.9
Income before income taxes				98.1
1See "Note 2. Material accounting policy information and critical accounting estimates and judgments" for more details on the reclassification of SG&A.
Geographic information
The Company determines the geographic location of revenue based on the location of its customers.

	Third quarter ended		Three quarters ended
(in millions of Canadian dollars)	December 31, 2023	January 1, 2023	December 31, 2023	January 1, 2023
	$	$	$	$
Canada	94.9	109.2	176.3	185.8
United States	157.5	182.8	241.8	272.7
North America	252.4	292.0	418.1	458.5
Asia Pacific	270.7	167.6	359.0	240.1
EMEA[1]	86.8	117.1	198.7	225.2
Revenue	609.9	576.7	975.8	923.8
1EMEA comprises Europe, the Middle East, Africa, and Latin America.

Canada Goose Holdings Inc.	Page 11 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 5.     Earnings per share
The following table presents details for the calculation of basic and diluted earnings per share:

	Third quarter ended		Three quarters ended
(in millions of Canadian dollars, except share and per share amounts)	December 31, 2023	January 1, 2023	December 31, 2023	January 1, 2023

Net income attributable to shareholders of the Company	$130.6	$134.9	$53.4	$75.8
Weighted average number of multiple and subordinate voting shares outstanding	100,253,473	105,146,788	102,144,232	105,238,509
Weighted average number of shares on exercise of stock options, RSUs and PSUs[1]	1,055,363	521,820	981,133	539,842
Diluted weighted average number of multiple and subordinate voting shares outstanding	101,308,836	105,668,608	103,125,365	105,778,351
Earnings per share attributable to shareholders of the Company
Basic	$1.30	$1.28	$0.52	$0.72
Diluted	$1.29	$1.28	$0.52	$0.72
1    Applicable to dilutive shares and when the weighted average daily closing share price for the year was greater than the exercise price for stock options. For the third and three quarters ended December 31, 2023, there were 4,261,724 and 4,261,724 shares, respectively (third and three quarters ended January 1, 2023 - 3,791,027 and 2,256,738 shares, respectively) that were not taken into account in the calculation of diluted earnings per share because their effect was anti-dilutive.
Note 6.    Trade receivables

(in millions of Canadian dollars)	December 31, 2023	January 1, 2023	April 2, 2023
	$	$	$
Trade accounts receivable	129.4	103.3	30.4
Credit card receivables	7.5	5.8	2.5
Other receivables	9.3	13.5	19.5
	146.2	122.6	52.4
Less: expected credit loss and sales allowances	(1.7)	(1.7)	(1.5)
Trade receivables	144.5	120.9	50.9

Canada Goose Holdings Inc.	Page 12 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 7.     Inventories

(in millions of Canadian dollars)	December 31, 2023	January 1, 2023	April 2, 2023
	$	$	$
Raw materials	48.9	71.3	60.3
Work in progress	23.0	15.4	17.5
Finished goods	406.5	395.3	394.8
Total inventories at the lower of cost and net realizable value	478.4	482.0	472.6
Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage, or declining rate of sale.
The breakdown of the provision for obsolescence is presented as follows:

(in millions of Canadian dollars)	December 31, 2023	January 1, 2023	April 2, 2023
	$	$	$
Raw material shrink reserves	0.2	—	0.2
Finished goods shrink reserves	0.9	0.8	0.4
Raw material obsolete inventory reserves	21.4	12.9	20.5
Finished goods obsolete inventory reserves	28.5	19.0	22.1
Provision for obsolescence	51.0	32.7	43.2
Amounts charged to cost of sales comprise the following:

	Third quarter ended		Three quarters ended
(in millions of Canadian dollars)	December 31, 2023	January 1, 2023	December 31, 2023	January 1, 2023
	$	$	$	$
Cost of goods manufactured	157.2	157.9	282.9	291.8
Depreciation and amortization	3.0	2.4	8.5	7.1
	160.2	160.3	291.4	298.9

Canada Goose Holdings Inc.	Page 13 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 8.    Leases
Right-of-use assets
The following table presents changes in the cost and the accumulated depreciation of the Company’s right-of-use assets:

(in millions of Canadian dollars)	Retail stores	Manufacturing facilities	Other	Total
Cost	$	$	$	$
April 2, 2023	396.7	44.9	58.4	500.0
Additions	25.6	—	2.6	28.2
Additions from business combinations (note 3)	—	1.2	—	1.2
Lease modifications	9.8	0.1	1.5	11.4
Derecognition on termination	(4.0)	—	(1.8)	(5.8)
Impact of foreign currency translation	(6.4)	—	(0.4)	(6.8)
December 31, 2023	421.7	46.2	60.3	528.2

April 3, 2022	296.3	36.7	17.4	350.4
Additions	46.5	6.2	42.3	95.0
Additions from business combinations	1.5	—	1.8	3.3
Lease modifications	2.4	—	—	2.4
Derecognition on termination	(1.8)	—	—	(1.8)
Impact of foreign currency translation	14.6	—	0.7	15.3
January 1, 2023	359.5	42.9	62.2	464.6

Canada Goose Holdings Inc.	Page 14 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

(in millions of Canadian dollars)	Retail stores	Manufacturing facilities	Other	Total
Accumulated depreciation	$	$	$	$
April 2, 2023	171.1	20.6	16.5	208.2
Depreciation	46.7	4.2	5.2	56.1
Derecognition on termination	(4.0)	—	(1.8)	(5.8)
Impact of foreign currency translation	(2.8)	—	(0.2)	(3.0)
December 31, 2023	211.0	24.8	19.7	255.5

April 3, 2022	110.1	15.2	9.9	135.2
Depreciation	40.3	3.7	5.2	49.2
Derecognition on termination	(1.2)	—	—	(1.2)
Impact of foreign currency translation	5.4	—	0.4	5.8
January 1, 2023	154.6	18.9	15.5	189.0

Net book value
December 31, 2023	210.7	21.4	40.6	272.7
January 1, 2023	204.9	24.0	46.7	275.6
April 2, 2023	225.6	24.3	41.9	291.8

Canada Goose Holdings Inc.	Page 15 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Lease liabilities
The following table presents the changes in the Company's lease liabilities:

(in millions of Canadian dollars)	Retail stores	Manufacturing facilities	Other	Total
	$	$	$	$
April 2, 2023	259.2	27.7	47.9	334.8
Additions	25.5	—	2.3	27.8
Additions from business combinations (note 3)	—	1.2	—	1.2
Lease modifications	9.8	0.1	1.5	11.4
Principal payments	(46.0)	(4.0)	0.3	(49.7)
Impact of foreign currency translation	(4.1)	—	(0.1)	(4.2)
December 31, 2023	244.4	25.0	51.9	321.3

April 3, 2022	217.2	24.8	8.7	250.7
Additions	46.1	6.2	42.3	94.6
Additions from business combinations	1.5	—	1.7	3.2
Lease modifications	2.4	—	—	2.4
Derecognition on termination	(0.7)	—	—	(0.7)
Principal payments	(38.8)	(3.9)	(1.8)	(44.5)
Impact of foreign currency translation	10.8	—	0.4	11.2
January 1, 2023	238.5	27.1	51.3	316.9
Lease liabilities are classified as current and non-current liabilities as follows:

(in millions of Canadian dollars)	Retail stores	Manufacturing facilities	Other	Total
	$	$	$	$
Current lease liabilities	62.8	6.3	7.3	76.4
Non-current lease liabilities	181.6	18.7	44.6	244.9
December 31, 2023	244.4	25.0	51.9	321.3

Current lease liabilities	56.1	5.7	4.8	66.6
Non-current lease liabilities	182.4	21.4	46.5	250.3
January 1, 2023	238.5	27.1	51.3	316.9

Current lease liabilities	64.7	6.1	5.3	76.1
Non-current lease liabilities	194.5	21.6	42.6	258.7
April 2, 2023	259.2	27.7	47.9	334.8

Canada Goose Holdings Inc.	Page 16 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
For the third and three quarters ended December 31, 2023, $22.7m and $28.8m of lease payments, respectively, were not included in the measurement of lease liabilities (third and three quarters ended January 1, 2023 - $11.3m and $14.0m, respectively). The majority of these balances related to short-term leases and variable rent payments, net of rent concessions, which are expensed as incurred.
Note 9.     Accounts payable and accrued liabilities
Accounts payable and accrued liabilities consist of the following:

(in millions of Canadian dollars)	December 31, 2023	January 1, 2023	April 2, 2023
	$	$	$
Trade payables	60.0	72.7	60.1
Accrued liabilities	107.9	119.0	82.4
Employee benefits	34.4	24.1	21.9
Derivative financial instruments	3.8	7.4	3.3
ASPP liability (note 12)	43.1	—	20.0
Other payables	19.6	38.8	7.9
Accounts payable and accrued liabilities	268.8	262.0	195.6
Note 10.    Provisions
Provisions are classified as current and non-current liabilities based on management's expectations of the timing of settlement, as follows:

(in millions of Canadian dollars)	Warranty	Sales returns	Asset retirement obligations	Total
	$	$	$	$
Current provisions	7.3	47.7	—	55.0
Non-current provisions	23.3	—	13.9	37.2
December 31, 2023	30.6	47.7	13.9	92.2

Current provisions	6.0	40.6	—	46.6
Non-current provisions	27.0	—	9.7	36.7
January 1, 2023	33.0	40.6	9.7	83.3

Current provisions	6.0	15.6	—	21.6
Non-current provisions	24.4	—	12.1	36.5
April 2, 2023	30.4	15.6	12.1	58.1

Canada Goose Holdings Inc.	Page 17 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 11.     Borrowings
Amendments to borrowings
Effective June 30, 2023, LIBOR rates are no longer published for U.S Dollars. As a result, in the first quarter ended July 2, 2023, the Company transitioned facilities and contracts denominated in U.S dollars applying LIBOR to the Secured Overnight Financing Rate published by the Federal Reserve Bank of New York (“SOFR”). At this time, the Company entered into further amendments to its Revolving Facility (as defined below), Term Loan (as defined below) and the interest rate swaps to transition to SOFR. In connection with the amendments, during the first quarter ended July 2, 2023, the Company also extended the maturity of the Revolving Facility to May 15, 2028 and incurred transaction costs of $0.7m, on the extension of the Revolving Facility, which are being amortized using the effective interest rate method over the new term to maturity. There were no amendments to borrowings in the third quarter ended December 31, 2023.
See "Note 16. Financial risk management objectives and policies" for more details on the amendments to the interest rate swaps.
Revolving Facility
The Company has an agreement with a syndicate of lenders for a senior secured asset-based revolving credit facility ("Revolving Facility") in the amount of $467.5m, with an increase in commitments to $517.5m during the peak season (June 1 - November 30). The Revolving Facility matures on May 15, 2028. Amounts owing under the Revolving Facility may be borrowed, repaid and re-borrowed for general corporate purposes. The Company has pledged substantially all of its assets as collateral for the Revolving Facility. The Revolving Facility contains financial and non-financial covenants which could impact the Company’s ability to draw funds.
The Revolving Facility has multiple interest rate charge options that are based on the Canadian prime rate, Banker's Acceptance rate, the lenders' Alternate Base Rate, European Base Rate, SOFR rate, or EURIBOR rate plus an applicable margin, with interest payable the earlier of quarterly or at the end of the then current interest period (whichever is earlier).
As at December 31, 2023, the Company had repaid all amounts owing on the Revolving Facility (January 1, 2023 - $nil, April 2, 2023 - $nil). As at December 31, 2023, no interest and administrative fees remain outstanding (January 1, 2023 - $nil, April 2, 2023 - $nil). Deferred financing charges in the amounts of $1.0m as at December 31, 2023 (January 1, 2023 - $0.6m, April 2, 2023 - $0.5m) were included in other long-term liabilities. As at and during the three quarters ended December 31, 2023, the Company was in compliance with all covenants.
The Company had unused borrowing capacity available under the Revolving Facility of $359.4m as at December 31, 2023 (January 1, 2023 - $240.0m, April 2, 2023 - $238.4m).
The revolving credit commitment also includes a letter of credit commitment in the amount of $25.0m, with a $5.0m sub-commitment for letters of credit issued in a currency other than Canadian dollars, U.S. dollars, euros or British pounds sterling, and a swingline commitment for $25.0m. As at December 31, 2023, the Company had letters of credit outstanding under the Revolving Facility of $1.5m (January 1, 2023 - $1.8m, April 2, 2023 - $1.8m).

Canada Goose Holdings Inc.	Page 18 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Term Loan
The Company has a senior secured loan agreement with a syndicate of lenders that is secured on a split collateral basis ("Term Loan") alongside the Revolving Facility. The Term Loan has an aggregate principal amount of USD300.0m, with quarterly repayments of USD0.75m on the principal amount and a maturity date of October 7, 2027. Moreover, the Term Loan has an interest rate of SOFR plus a term SOFR adjustment of 0.11448% with an applicable margin of 3.50% payable monthly in arrears. SOFR plus the term SOFR adjustment may not be less than 0.75%.
Voluntary prepayments of amounts owing under the Term Loan may be made at any time without premium or penalty, once repaid may not be reborrowed. As at December 31, 2023, the Company had USD291.0m (January 1, 2023 - USD294.0m, April 2, 2023 - USD293.3m) aggregate principal amount outstanding under the Term Loan. The Company has pledged substantially all of its assets as collateral for the Term Loan. The Term Loan contains financial and non-financial covenants which could impact the Company’s ability to draw funds. As at and during the three quarters ended December 31, 2023, the Company was in compliance with all covenants.
As the Term Loan is denominated in U.S. dollars, the Company remeasures the outstanding balance plus accrued interest at each balance sheet date.
The amount outstanding with respect to the Term Loan is as follows:

(in millions of Canadian dollars)	December 31, 2023	January 1, 2023	April 2, 2023
	$	$	$
Term Loan	385.7	398.2	396.3
Unamortized portion of deferred transaction costs	(0.7)	(0.7)	(0.6)
Term Loan, net of unamortized deferred transaction costs	385.0	397.5	395.7
Mainland China Facilities
A subsidiary of the Company in Mainland China has three uncommitted loan facilities in the aggregate amount of RMB280.0m ($52.4m) ("Mainland China Facilities"). The term of each draw on the loans is one, three or six months or such other period as agreed upon and shall not exceed twelve months (including any extension or rollover). The interest rate on each facility is equal to the loan prime rate of 1 year, minus a marginal rate between 0.35% and 0.45%, and payable at one, three or six months, depending on the term of each draw. Proceeds drawn on the Mainland China Facilities are being used to support working capital requirements and build up of inventory for peak season sales. As at December 31, 2023, the Company had $9.3m (RMB50.0m) owing on the Mainland China Facilities (January 1, 2023 - $15.7m (RMB80.0m), April 2, 2023 - $9.8m (RMB50.0m)).

Canada Goose Holdings Inc.	Page 19 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Japan Facility
A subsidiary of the Company in Japan has a loan facility in the aggregate amount of JPY4,000.0m ($37.6m) ("Japan Facility") with a floating interest rate of JBA TIBOR plus an applicable margin of 0.3%. The term of the facility is twelve months and each draw on the facility is payable within the term. Proceeds drawn on the Japan Facility are being used to support build up of inventory for peak season sales. As at December 31, 2023, the Company had $25.4m (JPY2,700.0m) owing on the Japan Facility (January 1, 2023 - $32.6m (JPY3,150.0m), April 2, 2023 - $13.7m (JPY1,350.0m)).
Short-term Borrowings
As at December 31, 2023, the Company has short-term borrowings in the amount of $38.7m. Short-term borrowings include $9.3m (January 1, 2023 - $15.7m, April 2, 2023 - $9.8m) owing on the Mainland China Facilities, $25.4m (January 1, 2023 - $32.6m, April 2, 2023 - $13.7m) owing on the Japan Facility, and $4.0m (January 1, 2023 - $4.1m, April 2, 2023 - $4.1m) for the current portion of the quarterly principal repayments on the Term Loan. Short-term borrowings are all due within the next 12 months.
Net interest, finance and other costs consist of the following:

	Third quarter ended		Three quarters ended
(in millions of Canadian dollars)	December 31, 2023	January 1, 2023	December 31, 2023	January 1, 2023
		Reclassified		Reclassified
	$	$	$	$
Interest expense
Mainland China Facilities	0.4	0.3	0.8	0.5
Japan Facility	0.1	0.1	0.1	0.1
Revolving Facility	1.3	0.1	2.8	0.9
Term Loan	4.8	4.9	14.8	13.8
Lease liabilities	4.2	2.8	12.8	8.2
Standby fees	0.3	0.5	0.9	1.4
Foreign exchange losses (gains) on Term Loan net of hedges	0.5	(3.6)	—	11.7
Fair value remeasurement on the put option liability (note 15)	4.9	(0.5)	15.7	1.2
Fair value remeasurement on the contingent consideration (note 15)	(1.9)	(2.2)	(4.9)	(5.9)
Interest income	(0.1)	(0.2)	(0.9)	(0.4)
Other costs	0.3	0.2	0.8	0.4
Net interest, finance and other costs	14.8	2.4	42.9	31.9

Canada Goose Holdings Inc.	Page 20 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 12.     Shareholders' equity
Share capital transactions for the three quarters ended December 31, 2023
Normal course issuer bid for Fiscal 2024
The Board of Directors has authorized the Company to initiate a normal course issuer bid, in accordance with the requirements of the Toronto Stock Exchange, to purchase up to 4,980,505 subordinate voting shares over the 12-month period from November 22, 2023 and ending no later than November 21, 2024 (the "Fiscal 2024 NCIB"). Purchased subordinate voting shares will be cancelled.
In connection with the Fiscal 2024 NCIB, the Company also entered an automatic share purchase plan (the “Fiscal 2024 ASPP”) under which a designated broker may purchase subordinate voting shares under the Fiscal 2024 NCIB during the regularly scheduled quarterly trading blackout periods of the Company. The repurchases made under the Fiscal 2024 ASPP will be made in accordance with certain purchasing parameters and will continue until the earlier of the date in which the Company has acquired the maximum limit of subordinate voting shares pursuant to the Fiscal 2024 ASPP or upon the date of expiry of the Fiscal 2024 NCIB.
During the three quarters ended December 31, 2023, under the Fiscal 2024 NCIB, the Company purchased 1,862,550 subordinate voting shares for cancellation for total cash consideration of $29.5m, of which $2.3m was payable to the designated broker as at the period end. The amount to purchase the subordinate voting shares was charged to share capital, with the remaining $25.3m charged to retained earnings. Of the 1,862,550 subordinate voting shares purchased, 1,365,074 were purchased under the Fiscal 2024 ASPP for total cash consideration of $22.2m.
A liability representing the maximum amount that the Company could be required to pay the designated broker under the Fiscal 2024 ASPP was $43.1m as at December 31, 2023. The amount was charged to contributed surplus. Subsequent to the three quarters ended December 31, 2023, the Company purchased an additional 1,508,082 subordinate voting shares for cancellation for total cash consideration of $23.8m under the Fiscal 2024 ASPP. As at the filing date of this report, the remaining liability to the designated broker is $3.6m.
Normal course issuer bid for Fiscal 2023
The Board of Directors authorized the Company to initiate a normal course issuer bid, in accordance with the requirements of the Toronto Stock Exchange, to purchase and cancel up to 5,421,685 subordinate voting shares over the 12-month period which started on November 22, 2022 and concluded on November 21, 2023 (the "Fiscal 2023 NCIB").
In connection with the Fiscal 2023 NCIB, the Company had also entered an automatic share purchase plan (the “Fiscal 2023 ASPP”) under which a designated broker may purchase subordinate voting shares under the Fiscal 2023 NCIB during the regularly scheduled quarterly trading blackout periods of the Company. This Fiscal 2023 ASPP terminated on November 21, 2023, along with the Fiscal 2023 NCIB, and the liability to the broker was fully settled at the end of the plan.
During the three quarters ended December 31, 2023, the Company purchased 4,268,883 subordinate voting shares for cancellation for total cash consideration of $83.3m. The amount to purchase the subordinate voting shares was charged to share capital, with the remaining $73.6m charged to retained earnings. Of the 4,268,883 subordinate voting shares purchased, 1,184,152 were purchased under the Fiscal 2023 ASPP for total cash consideration of $25.3m.

Canada Goose Holdings Inc.	Page 21 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Since the commencement of the Fiscal 2023 NCIB, the Company purchased 5,421,685, which represents the total authorized subordinate voting shares for cancellation for total cash consideration of $111.2m.
The transactions affecting the issued and outstanding share capital of the Company are described below:

(in millions of Canadian dollars, except share amounts)	Multiple voting shares		Subordinate voting shares		Total
	Number	$	Number	$	Number	$
April 2, 2023	51,004,076	1.4	53,184,912	117.3	104,188,988	118.7
Purchase of subordinate voting shares	—	—	(5,987,741)	(13.6)	(5,987,741)	(13.6)
Purchase of subordinate voting shares held for cancellation	—	—	(143,692)	(0.3)	(143,692)	(0.3)
Total share purchases	—	—	(6,131,433)	(13.9)	(6,131,433)	(13.9)
Exercise of stock options	—	—	36,350	0.2	36,350	0.2
Settlement of RSUs	—	—	134,475	3.8	134,475	3.8
Total share issuances	—	—	170,825	4.0	170,825	4.0
December 31, 2023	51,004,076	1.4	47,224,304	107.4	98,228,380	108.8
Share capital transactions for the three quarters ended January 1, 2023
The transactions affecting the issued and outstanding share capital of the Company are described below:

(in millions of Canadian dollars, except share amounts)	Multiple voting shares		Subordinate voting shares		Total
	Number	$	Number	$	Number	$
April 3, 2022	51,004,076	1.4	54,190,432	117.1	105,194,508	118.5
Purchase of subordinate voting shares	—	—	(670,080)	(1.5)	(670,080)	(1.5)
Purchase of subordinate voting shares held for cancellation	—	—	(75,301)	(0.2)	(75,301)	(0.2)
Total share purchases	—	—	(745,381)	(1.7)	(745,381)	(1.7)
Exercise of stock options	—	—	60,248	—	60,248	—
Settlement of RSUs	—	—	87,034	2.7	87,034	2.7
Total share issuances	—	—	147,282	2.7	147,282	2.7
January 1, 2023	51,004,076	1.4	53,592,333	118.1	104,596,409	119.5

Canada Goose Holdings Inc.	Page 22 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 13.    Share-based payments
Stock options
The Company issued stock options to purchase subordinate voting shares under its incentive plans, prior to the public share offering on March 21, 2017, the Legacy Plan, and subsequently, the Omnibus Plan. All options are issued at an exercise price that is not less than market value at the time of grant and expire ten years after the grant date.
Stock option transactions are as follows:

	Three quarters ended
	December 31, 2023		January 1, 2023
(in millions of Canadian dollars, except share and per share amounts)	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares
Options outstanding, beginning of period	$36.58	4,055,199	$42.99	2,722,690
Granted to purchase shares	$22.21	758,327	$24.63	1,580,506
Exercised	$2.83	(36,350)	$0.23	(60,248)
Cancelled	$29.54	(303,217)	$41.29	(146,079)
Options outstanding, end of period	$34.89	4,473,959	$36.60	4,096,869
Restricted share units
The Company grants shares as part of the Restricted Share Unit ("RSU") program under the Omnibus Plan to employees of the Company. The RSUs are treated as equity instruments for accounting purposes. We expect that vested RSUs will be paid at settlement through the issuance of one subordinate voting share per RSU. The RSUs vest over a period of three years, a third on each anniversary of the date of grant.
RSUs transactions are as follows:

	Three quarters ended
	December 31, 2023	January 1, 2023
	Number of shares	Number of shares
RSUs outstanding, beginning of period	318,082	215,590
Granted	376,543	209,187
Settled	(134,475)	(87,034)
Cancelled	(38,599)	(14,039)
RSUs outstanding, end of period	521,551	323,704

Canada Goose Holdings Inc.	Page 23 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Performance share units
In May 2023, the Company implemented a Performance Share Unit (“PSU”) program under the Omnibus Plan. A PSU represents the right to receive a subordinate voting share settled by the issuance of shares at the vesting date. PSUs vest on the third anniversary of the award date and are earned only if certain performance targets are achieved. Shares issued per PSU at the vesting date can decrease or increase if minimum or maximum performance targets are achieved ranging from 0% to 200% of the PSU award granted. The Company expects that vested PSUs will be paid at settlement through the issuance of one subordinate voting share per PSU. PSUs are treated as equity instruments for accounting purposes.
PSUs transactions are as follows:

	Three quarters ended
	December 31, 2023	January 1, 2023
	Number of shares	Number of shares
PSUs outstanding, beginning of period	—	—
Granted	399,349	—
Cancelled	(9,491)	—
PSUs outstanding, end of period	389,858	—
Shares reserved for issuance
As at December 31, 2023, subordinate voting shares, to a maximum of 5,412,655 shares, have been reserved for issuance under equity incentive plans to select employees of the Company, with vesting contingent upon meeting the service, performance goals and other conditions of the Omnibus Plan.
Accounting for share-based awards
For the third and three quarters ended December 31, 2023, the Company recorded $4.3m and $11.5m, respectively, as compensation expense for the vesting of stock options, RSUs and PSUs (third and three quarters ended January 1, 2023 - $4.2m and $11.2m, respectively). Share-based compensation expense is included in SG&A expenses.
The assumptions used to measure the fair value of options granted under the Black-Scholes option pricing model at the grant date were as follows:

	Three quarters ended
(in millions of Canadian dollars, except share and per share amounts)	December 31, 2023	January 1, 2023
Weighted average stock price valuation	$22.21	$24.63
Weighted average exercise price	$22.21	$24.63
Risk-free interest rate	4.12%	2.52%
Expected life in years	5	5
Expected dividend yield	—%	—%
Volatility	40%	40%
Weighted average fair value of options issued	$7.50	$7.86

Canada Goose Holdings Inc.	Page 24 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
RSU and PSU fair values are determined based on the market value of the subordinate voting shares at the time of grant. As at December 31, 2023, the weighted average fair value of RSUs was $22.22 (January 1, 2023 - $24.63). As at December 31, 2023, the weighted average fair value of PSUs was $22.21.
Note 14.    Related party transactions
The Company enters into transactions from time to time with its principal shareholders and organizations affiliated with members of the Board of Directors by incurring expenses for business services. During the third and three quarters ended December 31, 2023, the Company incurred expenses with related parties of $0.4m and $0.8m, respectively (third and three quarters ended January 1, 2023 - $0.3m and $0.8m, respectively) from companies related to certain shareholders. Balances owing to related parties as at December 31, 2023 were $0.4m (January 1, 2023 - $0.4m, April 2, 2023 - $0.4m).
A lease liability due to the former controlling shareholder of the acquired Baffin Inc. business (the "Baffin Vendor") for leased premises was $2.8m as at December 31, 2023 (January 1, 2023 - $3.3m, April 2, 2023 - $3.1m). During the third and three quarters ended December 31, 2023, the Company paid principal and interest on the lease liability, net of rent concessions, and other operating costs to entities affiliated with the Baffin Vendor totalling $0.3m and $1.0m, respectively (third and three quarters ended January 1, 2023 - $0.4m and $1.1m, respectively). No amounts were owing to Baffin entities as at December 31, 2023, January 1, 2023, and April 2, 2023.
The joint venture between the Company and Sazaby League ("Japan Joint Venture"), has lease liabilities due to the non-controlling shareholder, Sazaby League for leased premises. Lease liabilities were $2.2m as at December 31, 2023 (January 1, 2023 - $2.8m, April 2, 2023 - $2.7m). During the third and three quarters ended December 31, 2023, the Company incurred principal and interest on lease liabilities, royalty fees, and other operating costs to Sazaby League totalling $1.3m and $3.2m, respectively (third and three quarters ended January 1, 2023 - $1.0m and $3.5m, respectively). Balances owing to Sazaby League as at December 31, 2023 were $0.1m (January 1, 2023 - $0.6m, April 2, 2023 - $0.2m).
During the third and three quarters ended December 31, 2023, the Japan Joint Venture sold inventory of $1.1m and $1.2m, respectively to companies wholly owned by Sazaby League (third and three quarters ended January 1, 2023 - $1.1m and $1.2m, respectively). As at December 31, 2023, the Japan Joint Venture recognized a trade receivable of $0.9m from these companies (January 1, 2023 - $0.7m, April 2, 2023 - $0.1m).
Pursuant to the agreement entered between the Company and Sazaby League to form the Japan Joint Venture ("Joint Venture Agreement"), during the third and three quarters ended January 1, 2023, the Company sold inventory of $0.7m and $11.9m, respectively, to Sazaby League for repurchase by the Japan Joint Venture for inventory fulfillment. There was no outstanding receivable from Sazaby League as at January 1, 2023. During the third and three quarters ended January 1, 2023, the Japan Joint Venture repurchased $0.3m and $11.5m, respectively, of inventory from Sazaby League and the Japan Joint Venture recognized a payable to Sazaby League of less than $0.1m as at January 1, 2023 in accounts payable and accrued liabilities. These transactions were measured based on pricing established through the Joint Venture Agreement at market terms and were not recognized as sales transactions. The repurchase of inventory pursuant to this Joint Venture Agreement was completed during the fourth quarter ended April 2, 2023.

Canada Goose Holdings Inc.	Page 25 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
In connection with the business combination, for the third and three quarters ended December 31, 2023, the Company recognized $0.5m of remuneration costs related to the Earn-Out based on the estimated value of $6.6m for the payout. These costs have been included in other long-term liabilities on the statement of financial position, and reflects the amount owing to the PCML Vendors as at December 31, 2023.
A lease liability due to one of the PCML Vendors for leased premises was $1.2m as at December 31, 2023. During the third and three quarters ended December 31, 2023, the Company paid principal and interest on the lease liability, to one of the PCML Vendors totalling less than $0.1m, respectively. No amounts were owing to one of the PCML Vendors as at December 31, 2023.
Note 15.    Financial instruments and fair value
The following table presents the fair values and fair value hierarchy of the Company’s financial instruments and excludes financial instruments carried at amortized cost that are short-term in nature:

	December 31, 2023
(in millions of Canadian dollars)	Level 1	Level 2	Level 3	Carrying value	Fair value
	$	$	$	$	$
Financial assets
Derivatives included in other current assets	—	18.2	—	18.2	18.2
Derivatives included in other long-term assets	—	6.7	—	6.7	6.7
Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	3.8	—	3.8	3.8
Mainland China Facilities	—	9.3	—	9.3	9.3
Japan Facility	—	25.4	—	25.4	25.4
Term Loan	—	385.0	—	385.0	421.7
Derivatives included in other long-term liabilities	—	12.2	—	12.2	12.2
Put option liability included in other long-term liabilities	—	—	45.7	45.7	45.7
Contingent consideration included in other long-term liabilities	—	—	10.6	10.6	10.6
Earn-Out included in other long-term liabilities (note 3)	—	—	0.5	0.5	0.5

Canada Goose Holdings Inc.	Page 26 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

	January 1, 2023
(in millions of Canadian dollars)	Level 1	Level 2	Level 3	Carrying value	Fair value
	$	$	$	$	$
Financial assets
Derivatives included in other current assets	—	18.9	—	18.9	18.9
Derivatives included in other long-term assets	—	22.1	—	22.1	22.1
Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	7.4	—	7.4	7.4
Mainland China Facilities	—	—	15.7	15.7	15.7
Japan Facility	—	32.6	—	32.6	32.6
Term Loan	—	397.5	—	397.5	432.3
Derivatives included in other long-term liabilities	—	4.0	—	4.0	4.0
Put option liability included in other long-term liabilities	—	—	22.8	22.8	22.8
Contingent consideration included in other long-term liabilities	—	—	14.0	14.0	14.0

	April 2, 2023
(in millions of Canadian dollars)	Level 1	Level 2	Level 3	Carrying value	Fair value
	$	$	$	$	$
Financial assets
Derivatives included in other current assets	—	12.4	—	12.4	12.4
Derivatives included in other long-term assets	—	12.4	—	12.4	12.4
Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	3.3	—	3.3	3.3
Mainland China Facilities	—	—	9.8	9.8	9.8
Japan Facility	—	13.7	—	13.7	13.7
Term Loan	—	395.7	—	395.7	433.1
Derivatives included in other long-term liabilities	—	6.0	—	6.0	6.0
Put option liability included in other long-term liabilities	—	—	32.1	32.1	32.1
Contingent consideration included in other long-term liabilities	—	—	16.8	16.8	16.8

Canada Goose Holdings Inc.	Page 27 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
In connection with the Japan Joint Venture, for the third and three quarters ended December 31, 2023, the Company recorded a decrease of JPY196.9m ($1.5m, excluding translation gains of $0.4m) and a decrease of JPY529.7m ($6.3m, excluding translation losses of $1.4m), respectively, on the remeasurement of the contingent consideration. The Company recorded an increase of JPY518.3m ($6.2m, excluding translation gains of $1.3m) and an increase of JPY1,707.4m ($13.6m, excluding translation losses of $2.1m) on the remeasurement of the put option liability during the third and three quarters ended December 31, 2023, respectively. The change in fair values of the contingent consideration and put option liability were driven by progression through the 4-year and 10-year terms, respectively, and improvements in the cost of debt in the market.
For the third and three quarters ended January 1, 2023, the Company recorded a decrease of JPY215.7m ($1.0m, excluding translation gains of $1.2m) and a decrease of JPY603.9m ($6.0m, excluding translation losses of $0.1m), respectively, on the remeasurement of the contingent consideration. The Company recorded a decrease of JPY44.6m (an increase of $1.3m, excluding translation gains of $1.8m) and an increase of JPY130.3m ($1.6m, excluding translation gains of $0.4m), respectively, on the remeasurement of the put option liability during the third and three quarters ended January 1, 2023.
Note 16.    Financial risk management objectives and policies
The Company’s primary risk management objective is to protect the Company’s assets and cash flow, in order to increase the Company’s enterprise value.
The Company is exposed to capital management risk, liquidity risk, credit risk, market risk, foreign exchange risk, and interest rate risk. The Company’s senior management and Board of Directors oversee the management of these risks. The Board of Directors reviews and agrees upon policies for managing each of these risks which are summarized below.
Capital management
The Company manages its capital and capital structure with the objectives of safeguarding sufficient net working capital over the annual operating cycle and providing sufficient financial resources to grow operations to meet long-term consumer demand. The Board of Directors of the Company monitors the Company’s capital management on a regular basis. The Company will continually assess the adequacy of the Company’s capital structure and capacity and make adjustments within the context of the Company’s strategy, economic conditions, and risk characteristics of the business.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to satisfy the requirements for business operations, capital expenditures, debt service and general corporate purposes, under normal and stressed conditions. The primary source of liquidity is funds generated by operating activities; the Company also relies on the Mainland China Facilities, the Japan Facility and Revolving Facility as sources of funds for short term working capital needs. The Company continuously reviews both actual and forecasted cash flows to ensure that the Company has appropriate capital capacity.

Canada Goose Holdings Inc.	Page 28 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The following table summarizes the amount of contractual undiscounted future cash flow requirements as at December 31, 2023:

Contractual obligations by fiscal year	Q4 2024	2025	2026	2027	2028	2029	Thereafter	Total
(in millions of Canadian dollars)	$	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	268.8	—	—	—	—	—	—	268.8
Mainland China Facilities	9.3	—	—	—	—	—	—	9.3
Japan Facility	25.4	—	—	—	—	—	—	25.4
Term Loan	1.0	4.0	4.0	4.0	372.7	—	—	385.7
Interest commitments relating to borrowings[1]	8.7	34.9	34.6	34.6	17.3	—	—	130.1
Derivative contracts	—	—	5.5	—	—	—	—	5.5
Lease obligations	21.6	88.6	66.7	55.9	41.2	31.3	76.3	381.6
Pension obligation	—	—	—	—	—	—	2.0	2.0
Total contractual obligations	334.8	127.5	110.8	94.5	431.2	31.3	78.3	1,208.4
1    Interest commitments are calculated based on the loan balance and the interest rate payable on the Mainland China Facilities, the Japan Facility, and the Term Loan of 3.00%, 0.34%, and 8.97% respectively, as at December 31, 2023.
As at December 31, 2023, we had additional liabilities which included provisions for warranty, sales returns, asset retirement obligations, deferred income tax liabilities, the Earn-Out to the PCML Vendors, the put option liability and the contingent consideration on the Japan Joint Venture. These liabilities have not been included in the table above as the timing and amount of future payments are uncertain.
Letter of guarantee facility
On April 14, 2020, Canada Goose Inc. entered into a letter of guarantee facility in the amount of $10.0m. Letters of guarantee are available for terms of up to twelve months and will be charged a fee equal to 1.0% per annum calculated against the face amount and over the term of the guarantee. Amounts issued on the facility will be used to finance working capital requirements of Canada Goose Inc. through letters of guarantee, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit, or similar credits. The Company immediately reimburses the issuing bank for amounts drawn on issued letters of guarantees. At December 31, 2023, the Company had $7.4m outstanding.
In addition, a subsidiary of the Company in Mainland China entered into letters of guarantee and as at December 31, 2023 the amount outstanding was $12.9m. Amounts will be used to support retail operations of such subsidiaries through letters of guarantee, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit, or similar credits.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss.
Credit risk arises from the possibility that certain parties will be unable to discharge their obligations. The Company manages its credit risk through a combination of third party credit insurance and internal house risk. Credit insurance is provided by a third party for customers and is subject to continuous monitoring of the credit worthiness of the Company's customers. Insurance covers a specific amount of revenue, which may be less than the Company's total revenue with a specific customer. The Company has an agreement with a third party who has insured the risk of loss for up to 90% of trade accounts receivable from certain designated

Canada Goose Holdings Inc.	Page 29 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
customers subject to a total deductible of $0.1m, to a maximum of $30.0m per year. As at December 31, 2023, trade accounts receivable totalling approximately $34.8m (January 1, 2023 - $49.5m, April 2, 2023 - $10.3m) were insured subject to the policy cap. Complementary to the third party insurance, the Company establishes payment terms with customers to mitigate credit risk and continues to closely monitor its trade accounts receivable credit risk exposure.
Within CG Japan, the Company has an agreement with a third party who has insured the risk of trade accounts receivable for certain designated customers for a maximum of JPY540.0m per annum subject to a deductible of 10% and applicable only to accounts with receivables over JPY100k. As at December 31, 2023, trade accounts receivable totalling approximately $5.1m (JPY540.0m) were insured subject to the policy cap (January 1, 2023 - $4.1m (JPY392.2m), April 2, 2023 - $0.7m (JPY72.8m)).
Trade accounts receivable factoring program
A subsidiary of the Company in Europe has an agreement to factor, on a limited recourse basis, certain of its trade accounts receivable up to a limit of EUR20.0m in exchange for advanced funding equal to 100% of the principal value of the invoice.
For the three quarters ended December 31, 2023, the Company received cash proceeds from the sale of trade accounts receivable with carrying values of $43.6m which were derecognized from the Company's statement of financial position (three quarters ended January 1, 2023 - $37.3m). Fees of $0.4m were incurred during the three quarters ended December 31, 2023 (three quarters ended January 1, 2023 - $0.2m) and included in net interest, finance and other costs in the interim statements of income. As at December 31, 2023, the outstanding amount of trade accounts receivable derecognized from the Company’s statement of financial position, but which the Company continued to service, was $5.0m (January 1, 2023 - $8.5m, April 2, 2023 - $1.1m).
Market risk
Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise foreign exchange risk and interest rate risk.
Foreign exchange risk
Foreign exchange risk in operating cash flows
The Company’s Interim Financial Statements are expressed in Canadian dollars, but a substantial portion of the Company’s revenues, purchases, and expenses are denominated in other currencies, principally U.S. dollars, euros, British pounds sterling, Swiss francs, Chinese yuan, Hong Kong dollars, and Japanese yen. The Company has entered into forward foreign exchange contracts to reduce the foreign exchange risk associated with revenues, purchases, and expenses denominated in these currencies. Certain forward foreign exchange contracts were designated at inception and accounted for as cash flow hedges. During the fourth quarter of fiscal 2023, the Company executed the operating cash flow hedge program for the fiscal year ending March 31, 2024.

Canada Goose Holdings Inc.	Page 30 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Revenues and expenses of all foreign operations are translated into Canadian dollars at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. As a result, we are exposed to foreign currency translation gains and losses. Appreciating foreign currencies relative to the Canadian dollar, to the extent they are not hedged, will positively impact operating income and net income by increasing our revenue, while depreciating foreign currencies relative to the Canadian dollar will have the opposite impact.
The Company recognized the following unrealized losses and gains in the fair value of derivatives designated as cash flow hedges in other comprehensive income:

	Third quarter ended				Three quarters ended
	December 31, 2023		January 1, 2023		December 31, 2023		January 1, 2023
(in millions of Canadian dollars)	Net loss	Tax recovery	Net loss	Tax recovery	Net gain	Tax recovery	Net loss	Tax recovery
	$	$	$	$	$	$	$	$
Forward foreign exchange contracts designated as cash flow hedges	(1.5)	0.8	(2.8)	0.7	1.5	0.1	(3.0)	0.8
The Company reclassified the following losses and gains from other comprehensive income on derivatives designated as cash flow hedges to locations in the Interim Financial Statements described below:

	Third quarter ended		Three quarters ended
(in millions of Canadian dollars)	December 31, 2023	January 1, 2023	December 31, 2023	January 1, 2023
Loss (gain) from other comprehensive income		Reclassified		Reclassified
Forward foreign exchange contracts designated as cash flow hedges	$	$	$	$
Revenue	1.1	3.7	1.3	4.0
SG&A expenses	(0.1)	(0.4)	(0.6)	0.3
Inventory	0.4	0.1	0.4	—
For the third and three quarters ended December 31, 2023, unrealized gains of $2.1m and $3.9m, respectively (third and three quarters ended January 1, 2023 - unrealized gains of $6.2m and $4.3m, respectively) on forward exchange contracts that were not treated as hedges were recognized in SG&A expenses in the interim statements of income.

Canada Goose Holdings Inc.	Page 31 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Foreign currency forward exchange contracts outstanding as at December 31, 2023 related to operating cash flows were:

(in millions)	Aggregate Amounts		Currency
Forward contract to purchase Canadian dollars	USD	95.1	U.S. dollars
		€133.2	euros
		¥2,164.7	Japanese yen

Forward contract to sell Canadian dollars	USD	35.8	U.S. dollars
		€56.1	euros

Forward contract to purchase euros	CHF	0.8	Swiss francs
	CNY	774.6	Chinese yuan
		£29.0	British pounds sterling
	HKD	37.8	Hong Kong dollars

Forward contract to sell euros	CHF	2.7	Swiss francs
	CNY	43.2	Chinese yuan
		£6.5	British pounds sterling
	HKD	20.1	Hong Kong dollars
Foreign exchange risk on borrowings
The Company enters into derivative transactions to hedge a portion of its exposure to interest rate risk and foreign currency exchange risk related to principal and interest payments on the Term Loan denominated in U.S. dollars (see "Note 11. Borrowings"). The Company also entered into a five-year forward exchange contract by selling $368.5m and receiving USD270.0m as measured on the trade date, to fix the foreign exchange risk on a portion of the Term Loan borrowings.
The Company recognized the following unrealized losses and gains in the fair value of derivatives designated as hedging instruments in other comprehensive income:

	Third quarter ended				Three quarters ended
	December 31, 2023		January 1, 2023		December 31, 2023		January 1, 2023
(in millions of Canadian dollars)	Net loss	Tax recovery	Net loss	Tax recovery	Net loss	Tax recovery	Net gain	Tax expense
	$	$	$	$	$	$	$	$
Swaps designated as cash flow hedges	(6.0)	1.9	(1.8)	0.6	(3.0)	0.6	7.5	(2.6)

Canada Goose Holdings Inc.	Page 32 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The Company reclassified the following gains and losses from other comprehensive income on derivatives designated as hedging instruments to net interest, finance and other costs:

	Third quarter ended		Three quarters ended
(in millions of Canadian dollars)	December 31, 2023	January 1, 2023	December 31, 2023	January 1, 2023
(Gain) loss from other comprehensive income	$	$	$	$
Swaps designated as cash flow hedges	(0.7)	0.2	(1.6)	0.6
For the third and three quarters ended December 31, 2023, unrealized losses of $10.1m and $7.7m, respectively (third and three quarters ended January 1, 2023 - unrealized loss of $4.6m and unrealized gain of $18.8m, respectively) in the fair value of the long-dated forward exchange contract related to a portion of the Term Loan balance were recognized in net interest, finance and other costs in the interim statements of income.
Interest rate risk
The Company is exposed to interest rate risk related to the effect of interest rate changes on the borrowings outstanding under the Mainland China Facilities, Japan Facility, and the Term Loan, which currently bear interest rates at 3.00%, 0.34%, and 8.97%, respectively.
Interest rate risk on the Term Loan is partially mitigated by interest rate swap hedges. The Company has entered into five-year interest rate swap agreements terminating December 31, 2025 to pay fixed interest rates and receive floating interest rates on notional debt of USD270.0m. Effective June 30, 2023, the floating interest benchmark reference rate contained within the swap agreements were amended from LIBOR to SOFR and the average fixed rates were reduced from 1.97% to 1.76%. These swap agreements fix the interest rate on the USD300.0m Term Loan. Following the amendment, the interest rate swaps continue to be designated and accounted for as cash flow hedges.
Based on the weighted average amount of outstanding borrowings, a 1.00% increase in the average interest rate during the three quarters ended December 31, 2023 would have increased interest expense on the Mainland China Facilities, Japan Facility, and the Term Loan before hedging, by $0.3m, $0.2m, and $3.0m, respectively (three quarters ended January 1, 2023 - $0.1m, $0.2m, and $2.9m, respectively).

Canada Goose Holdings Inc.	Page 33 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 17.    Selected cash flow information
Changes in non-cash operating items

	Third quarter ended		Three quarters ended
(in millions of Canadian dollars)	December 31, 2023	January 1, 2023	December 31, 2023	January 1, 2023
	$	$	$	$
Trade receivables	11.1	36.0	(86.7)	(75.0)
Inventories	45.7	35.3	(5.5)	(60.0)
Other current assets	13.6	3.8	(3.0)	(8.9)
Accounts payable and accrued liabilities	25.0	42.6	27.6	66.9
Provisions	35.8	30.5	33.9	33.9
Other	2.8	6.4	1.5	(5.0)
Change in non-cash operating items	134.0	154.6	(32.2)	(48.1)
Changes in liabilities and equity arising from financing activities

	Mainland China Facilities	Japan Facility	Revolving Facility	Term Loan	Lease liabilities	Share capital
	$	$	$	$	$	$
April 2, 2023	9.8	13.7	(0.5)	395.7	334.8	118.7
Cash flows:
Mainland China Facilities borrowings	(0.5)	—	—	—	—	—
Japan Facility borrowings	—	11.7	—	—	—	—
Revolving Facility borrowings	—	—	—	—	—	—
Term Loan repayments	—	—	—	(3.0)	—	—
Transactions costs on financing activities	—	—	(0.1)	(0.1)	—	—
Normal course issuer bid purchase of subordinate voting shares	—	—	—	—	—	(110.5)
Principal payments on lease liabilities	—	—	—	—	(49.7)	—
Additions from business combination	—	—	—	—	1.2	—
Issuance of shares	—	—	—	—	—	0.1
Non-cash items:
Accrued transaction costs	—	—	(0.7)	—	—	—
Amortization of deferred transaction costs	—	—	0.3	0.1	—	—
Unrealized foreign exchange gains	—	—	—	(7.7)	(4.2)	—
Additions and amendments to lease liabilities (note 8)	—	—	—	—	39.2	—
Share purchase charge to retained earnings (note 12)	—	—	—	—	—	96.9
Normal course issuer bid purchase of subordinate voting shares held for cancellation	—	—	—	—	—	(0.3)
Contributed surplus on share issuances (note 12)	—	—	—	—	—	3.9
December 31, 2023	9.3	25.4	(1.0)	385.0	321.3	108.8

Canada Goose Holdings Inc.	Page 34 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

	Mainland China Facilities	Japan Facility	Revolving Facility	Term Loan	Lease liabilities	Share capital
	$	$	$	$	$	$
April 3, 2022	—	—	(0.4)	370.0	250.7	118.5
Cash flows:
Cash inflow from business combination	—	19.5	—	—	3.2	—
Mainland China Facilities borrowings	15.7	—	—	—	—	—
Japan Facility borrowings	—	13.1	—	—	—	—
Revolving Facility borrowings	—	—	(0.5)	—	—	—
Term Loan repayments	—	—	—	(3.0)	—	—
Normal course issuer bid purchase of subordinate voting shares	—	—	—	—	—	(16.1)
Principal payments on lease liabilities	—	—	—	—	(44.5)	—
Non-cash items:
Amortization of deferred transaction costs	—	—	0.3	0.1	—	—
Unrealized foreign exchange loss	—	—	—	30.4	11.2	—
Additions and amendments to lease liabilities (note 8)	—	—	—	—	96.3	—
Share purchase charge to retained earnings (note 12)	—	—	—	—	—	14.6
Normal course issuer bid purchase of subordinate voting shares held for cancellation	—	—	—	—	—	(0.2)
Contributed surplus on share issuances (note 12)	—	—	—	—	—	2.7
January 1, 2023	15.7	32.6	(0.6)	397.5	316.9	119.5

Canada Goose Holdings Inc.	Page 35 of 35